July 30, 2010

Via EDGAR and FACSIMILE

Ms. Jenn Do

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Westwood Holdings Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Definitive Proxy Statement on Schedule 14A Filed March 11, 2010
Form 10-Q for the Period Ended March 31, 2010
File No. 1-31234

Dear Ms. Do:

This letter sets forth the responses of Westwood Holdings Group, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 21, 2010 (the “Comment Letter”), with respect to the above-referenced filings. For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Form 10-K for the Year Ended December 31, 2009

Management’s Discussion and Analysis, page 19

Assets Under Management, page 20

1.	Please provide us, and include in future annual and quarterly filings, a roll-forward of assets under management on a gross basis. Please separately present amounts attributable to each asset type, i.e., Separate Accounts, Subadvisory, etc. for Westwood Management Corp. and Commingled Funds, Private Accounts, etc. for Westwood Trust. In addition, please provide us, and revise future filings to include, a specific and comprehensive discussion of the underlying reasons for changes in assets under management on a gross basis.

Response:

In future filings, the Company will provide a roll-forward of assets under management on a gross basis, as well as a specific and comprehensive discussion of the underlying reasons for changes in assets under management on a gross basis. Set forth below is the supplemental information requested by the Staff.

Ms. Jenn Do

Securities and Exchange Commission

July 30, 2010

Roll-Forward of Assets Under Management

	Twelve Months Ended December 31, 2009
	Westwood Management	Westwood Trust	Westwood Holdings Group
	($ millions)
Beginning of period assets	$5,627	$1,558	$7,185

Client Flows:

Inflows/new accounts	1,824	241	2,065

Outflows/closed accounts	(703)	(116)	(819)

Net inflows	1,121	125	1,246

Market appreciation/(depreciation)	1,417	326	1,743

Net change	2,538	451	2,989

End of period assets	$8,165	$2,009	$10,174

The Staff has requested that the Company separately present amounts attributable to each asset type for Westwood Management Corp. (“WMC”) and Westwood Trust (“WT”). The Company’s trust accounting systems do not enable the Company to separate outflows by asset type and, therefore, this information would have to be manually obtained. Each account owner could potentially own commingled funds, municipal bonds, mutual funds, individual securities (including both stocks and corporate bonds), and cash. Consequently, any such separation would require significant time and manpower, and the Company believes that it would be unduly burdensome to provide the suggested categorization of amounts attributable to each asset type. The Company respectfully requests that the Staff agree that the Company is not required to include this additional information in its future filings. The Company believes that the supplemental disclosure provided herein provides investors with sufficient information regarding the change in our assets under management.

The year-over-year increase in assets under management by WMC was primarily due to gross inflows of $1.8 billion and market appreciation of $1.4 billion, partially offset by gross outflows of $0.7 billion. Inflows were driven primarily by new Separate Accounts, additional inflows into the WHG Funds, including the acquisition of $52 million in assets from the Philadelphia Fund reorganization, as well as new Subadvisory mandates. Outflows were primarily related to client asset rebalancing.

The year-over-year increase in assets under management by WT was primarily due to gross inflows of $241 million and market appreciation of $326 million, partially offset by gross outflows of $116 million. Inflows were primarily the result of new institutional and private wealth clients and cash inflows for existing accounts of private wealth clients. Outflows were primarily due to closed institutional accounts and cash outflows from existing accounts of private wealth and institutional clients.

Ms. Jenn Do

Securities and Exchange Commission

July 30, 2010

Supplemental Financial Information, page 24

2.	We note your presentation of the non-GAAP financial measures cash earnings and cash expenses on pages 24-25. Given that cash flow measures are widely understood as liquidity measures, there is concern that investors may not fully understand your basis for characterizing these amounts as performance measures. If you continue to believe that these amounts are performance measures, please revise future filings to prospectively change the title of these measures and ensure that such title does not include the word “cash”. Alternatively, if you determine that these amounts are useful as liquidity measures, please revise future filings to include in your disclosure the three major categories of the statement of cash flows. Please ensure that any revised disclosures are also reflected in your earnings releases and investor presentations. Reference section 102.06 of the non-GAAP C&DI.

Response:

The Company notes the Staff’s comment and will revise its future filings, earnings releases and investor presentations, as applicable, to comply with the Staff’s comment.

Definitive Proxy Statement on Schedule 14A

The Board of Directors Unanimously Recommends a Vote For the Approval of Each of the Director Nominees, page 4

3.	In future filings, please discuss with more specificity the experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director. We note your disclosures that several directors have “expertise within the financial services industry” and “experience with public company oversight through prior experience.” Please provide the enhanced disclosure on a director-by-director basis. See Item 401(e) of Regulation S-K.

Response:

In future filings, the Company will discuss with more specificity, on a director-by-director basis, the experience, qualifications, attributes, or skills that led to the conclusion that each director and director nominee should serve as a director of the Company.

Role of Executive Officers in Compensation Decisions, page 12

4.	We note that the recommendations to the Committee regarding the level and form of the CFO’s compensation are based upon a review of his performance, which for 2009 included the achievement of subjective qualitative goals applicable to all employees and quantitative goals that apply to his specific job responsibilities and other matters. Please describe the elements of individual performance and/or contribution that were taken in to account in determining CFO compensation, as required by Item 402(b)(2)(vii) of Regulation S-K. To the extent that the Committee assesses the individual performance of the CEO and CIO in determining pay, as suggested on page 13, please provide similar disclosures for those officers. Please show us supplementally what your disclosure would have looked like with respect to 2009 compensation, and include disclosures responsive to this comment in future filings.

Ms. Jenn Do

Securities and Exchange Commission

July 30, 2010

Response:

In future filings, the Company will include a description of any individual performance and/or individual contributions that were taken into account by the Company’s Compensation Committee (the “Committee”) in approving the named executive officers’ compensation. Set forth below is the supplemental information requested by the Staff, which revises and restates the section entitled “Assessment of Individual Performance” set forth on Page 13 of the Proxy Statement to address the Staff’s comment.

Assessment of Individual Performance. Individual performance has an impact on the compensation of all Company employees, including the named executive officers. The assessment of the named executive officers’ performance is a subjective evaluation of accomplishment and contribution to the Company and is not based on the achievement of specific quantitative goals. Annually, the Committee reviews the performance of both the Chief Executive Officer and the Chief Investment Officer for the prior year. As discussed above, the Chief Executive Officer and the Chief Investment Officer review the annual performance of the Chief Financial Officer and a full report of the results of the review is provided to the Committee.

In approving the compensation of the named executive officers in 2009, the Committee considered the following subjective qualitative goals, accomplishments and contributions:

Brian O. Casey. In assessing the Chief Executive Officer’s base salary, as well as assessing whether the Committee should exercise any discretion to reduce the Chief Executive Officer’s annual cash incentive award, the Committee considered:

•	Mr. Casey’s comprehensive oversight and management responsibilities across the entire organization;

•	Mr. Casey’s leadership through the deteriorating market conditions and climate of economic uncertainty experienced in 2008 and early 2009;

•	Mr. Casey’s continued customer focus, leading to the successful extension of the Company’s distribution access into Canada and Europe during 2009;

•	Over $1.2 billion in net asset inflows; and

•	The Company’s independent recognition as one of the “100 Best Companies in the United States” by DeMarche Associates, Inc., a leading investment research firm.

Susan M. Byrne. In assessing the Chief Investment Officer’s base salary, as well as assessing whether the Committee should exercise any discretion to reduce the Chief Investment Officer’s annual cash incentive award, the Committee considered:

•	Ms. Byrne’s oversight of the Company’s investment strategy and investment function;

•	Ms. Byrne’s role in setting portfolio-level risk controls and monitoring portfolio risk on an ongoing basis;

•	The Company’s competitive investment performance in 2009; and

•	Over $1.2 billion in net asset inflows.

Ms. Jenn Do

Securities and Exchange Commission

July 30, 2010

William R. Hardcastle, Jr. In assessing the Chief Financial Officer’s base salary, annual cash incentive award and long-term equity-based incentive award, the Committee considered Mr. Hardcastle’s:

•	Financial leadership in the Company by maintaining a strong balance sheet and managing the Company’s financial position during the recent economic downturn;

•	Substantial involvement in the Company’s key strategic initiatives in 2009, including the Philadelphia Fund acquisition;

•

Substantial involvement in the continued development of the Company’s investor relations strategy, including securing the Company’s participation in the William Blair Emerging Growth Stock Conference in October 2009;

•	Role in overseeing the Company’s financial reporting process and internal control over financial reporting; and

•	Leadership in ethics and integrity.

The Committee did not assign individual weights to any of the above considerations, but used them collectively to make its compensation determinations. As further described below, individual performance was only one of many factors considered by the Committee in approving executive compensation.

Setting Executive Compensation, page 12

5.	You state that in establishing compensation, the Committee considers measures of company performance, primarily profitability, but doesn’t apply a formula or assign weights to these measures. Rather, with respect to CFO compensation, it considers the measures collectively. Please describe all material measures of company performance that the Committee uses to determine components of CFO compensation. Please also reconcile the statements that the Committee does not assign weights to the measures, but does consider profitability as a primary measure of company performance. Please show us supplementally what your disclosure would have looked like with respect to 2009 compensation, and include disclosures responsive to this comment in future filings.

Response:

In future filings, the Company will clarify the material measures of Company performance that are taken into account by the Committee in approving the named executive officers’ compensation, including the Chief Financial Officer. Set forth below is the supplemental information requested by the Staff, which revises and restates the section entitled “Assessment of Company Performance” set forth on Page 12 of the Proxy Statement to address the Staff’s comment. Additionally, as illustrated in the revised disclosure below, the Company has eliminated the statement regarding profitability being a primary measure of Company performance.

Assessment of Company Performance. In establishing total compensation of the named executive officers, the Committee considered one or more of the following measures of Company performance: “adjusted pre-tax income” (as defined below), growth in assets under management, and investment performance of the portfolios managed by the Company.

Ms. Jenn Do

Securities and Exchange Commission

July 30, 2010

With respect to approving the annual base salaries of the named executive officers and the annual cash incentive award and long-term equity-based incentive award of the Chief Financial Officer, the Committee did not assess the above performance measures based upon predetermined formulas or weighted factors, but rather considered all of these measures subjectively and collectively. With respect to determining the size of the annual cash incentive award and long-term equity-based incentive award of the Chief Executive Officer and the Chief Investment Officer, the Committee has established formulas based on the Company’s “adjusted pre-tax income,” which have been approved by the Company’s stockholders as further discussed below. The Committee retains discretion to reduce the formula amounts of the annual performance-based cash incentive award payable to our Chief Executive Officer and Chief Investment Officer as further discussed below.

The Committee chose the above performance measures because it believes that such measures are a meaningful indicator of the Company’s profitability and performance, and aligns executive compensation with the interests of the Company’s stockholders and clients. As further described below, Company performance was only one of many factors considered by the Committee in approving executive compensation.

6.	Please elaborate on how you use the McLagan Survey versus the Compensation Peer Group. Clarify whether the companies in the peer group are also in the McLagan Survey.

Response:

The Committee reviews each component of the named executive officer’s total compensation against the McLagan Asset Management Compensation/Business Planning Study that surveys asset management firms with assets under management up to $15 billion (the “McLagan Survey”). The McLagan Survey is a widely used and definitive source of compensation information for a significant number of public and private investment management and advisory firms. It provides more in-depth analyses of compensation for investment management employees than is generally available for our public peers and is specifically focused on the asset management industry. The McLagan Survey provides compensation information for approximately 56 public and private investment management firms, including Calamos Asset Management, Inc., Epoch Holding Corporation and Waddell & Reed Financial Inc., which are included in our Compensation Peer Group (as defined below). However, the compensation analysis for a particular officer position in the McLagan Survey does not provide the identities of the individual investment management and advisory firms. Instead, the competitive compensation information is presented in several different groupings, including by the firms’ headquarter location, range of assets under management, and job function.

The Committee also compares each component of the named executive officer’s total compensation against a peer group of publicly-traded asset management companies (collectively, the “Compensation Peer Group”). The Compensation Peer Group, which is periodically reviewed and updated by the Committee, consists of companies against which the Committee believes the Company competes for talent and for stockholder investment. The companies comprising the Compensation Peer Group are:

• Affiliated Managers Group, Inc.	• GAMCO Investors, Inc.

• Calamos Asset Management, Inc.	• T. Rowe Price Group, Inc.

• Cohen & Steers, Inc.	• Waddell & Reed Financial Inc.

• Epoch Holding Corporation

Ms. Jenn Do

Securities and Exchange Commission

July 30, 2010

Most of the companies that comprise the Compensation Peer Group are much larger than the Company in terms of assets under management, revenues and resources than the Company. The Committee takes the disparity into account when looking at the Compensation Peer Group in the context of evaluating and approving compensation for the named executive officers.

The Committee considers the competitive compensation information provided by both the McLagan Survey and the Compensation Peer Group similarly relevant and important, with neither source of information being a decisive factor in setting executive compensation levels. The Committee uses both sources of information as a “market check” to ensure, in its subjective judgment, that individual pay components remain competitive. The Committee does not target any individual pay component of the named executive officers to fall within a specific range or percentile of the competitive pay information of the McLagan Survey or the Compensation Peer Group.

The Company confirms that it will revise its future filings, as applicable, to include disclosure similar to that provided above.

Annual Cash Incentive Awards, page 14

7.	We note that the cash incentive award granted to the CFO was made from a company-wide bonus pool. Please supplementally and in future filings, disclose the total amount of the bonus pool, how the amount of the pool is determined, whether other employees received payments from the bonus pool, and the factors and any weighting used to determine the actual amount of the CFO’s award. For example, you should discuss the elements of the CFO’s performance that were material in determining the amount of his award from the bonus pool, the measure by which overall company performance was evaluated, and how you determined that the award was “reasonable relative to market compensation data of peer companies.” As to this last item, how you determined what was reasonable. For example, did you benchmark a particular percentile range within which the CFO award fell? If so, what was the range, and where did the award fall within the range?

Response:

The Company notes the Staff’s comment and will revise its future filings, as applicable, to comply with the Staff’s comment. Set forth below is the supplemental information requested by the Staff concerning the Company-wide bonus pool and the Chief Financial Officer’s 2009 annual cash incentive award.

The Company maintains a Company-wide bonus pool in which every employee of the Company is eligible to participate, including the Chief Financial Officer, but excluding the Chief Executive Officer and the Chief Investment Officer. In 2009, the total amount of the Company-wide bonus pool was approximately $4,000,000, which was based on a guideline of approximately 20% of the Company’s 2009 “adjusted pre-tax income.” The Committee annually reviews the 20% guideline to ensure that, in its subjective judgment, such threshold reflects industry standards, will adequately fund potential bonuses, and will provide sufficient capacity to reward extraordinary performance, when and if achieved. The amount and calculation of the bonus pool are subject to change at any time at the discretion of the Committee.

Ms. Jenn Do

Securities and Exchange Commission

July 30, 2010

The Company’s “adjusted pre-tax income” is determined based on its audited financial statements and is equal to the Company’s income before income taxes increased by the expenses incurred for the year for (i) the annual cash incentive awards earned by the Chief Executive Officer and the Chief Investment Officer, (ii) incentive compensation for all other Company employees, and (iii) performance-based restricted stock awards to the Chief Executive Officer and the Chief Investment Officer. The Company’s 2009 adjusted pre-tax income was $19,920,273.

In 2009, the Committee granted the Chief Financial Officer an annual cash incentive award of $110,000 from the Company-wide bonus pool, representing a 3% decrease compared to his 2008 award. The Committee approved this award based upon (i) the Chief Financial Officer’s individual performance considerations set forth in the Company’s response to Comment 4, (ii) the Company performance measures set forth in the Company’s response to Comment 5, and (iii) a determination that the award was reasonable relative to market compensation data of peer companies. The Committee did not assign individual weights to any of the above considerations, but assessed them subjectively and collectively, and using its own subjective judgment approved the Chief Financial Officer’s 2009 annual cash incentive award.

The Committee determined that the Chief Financial Officer’s 2009 annual cash incentive award was reasonable based upon its subjective judgment after reviewing the competitive compensation information set forth in the McLagan Survey and the Compensation Peer Group. Notwithstanding the Committee’s review of competitive pay information, the Committee does not target individual pay components, including the Chief Financial Officer’s 2009 annual cash incentive award, to fall within a specific range or percentile of the competitive pay information.

Form 10-Q for the period ended March 31, 2010

Item 9A. Controls and Procedures, page 19

Disclosure Controls and Procedures, page 19

8.	We note that the disclosure in the last sentence on page 19, regarding the evaluation of your disclosure controls and procedures, is missing the accumulated and communicated portion of the definition set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. We also note that in line 3 you are missing a reference to your Chief Financial Officer. In future filings, please include the missing information and confirm to us supplementally, if true, that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules.

Response:

The Company confirms that the conclusion regarding the effectiveness of the Company’s disclosure controls and procedures contained in the Company’s Form 10-Q for the period ended March 31, 2010 is based on the full definition of disclosure controls and procedures as set forth in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. In future filings, the Company will include the full definition of disclosure controls and procedures, as well as include the reference to the Company’s Chief Financial Officer, as required by the applicable rules.

Ms. Jenn Do

Securities and Exchange Commission

July 30, 2010

******

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact me by phone at (214) 756-6383 or by facsimile at (214) 756-6920, or you may contact our outside legal counsel, Bryn A. Sappington, Fulbright & Jaworski L.L.P., at (214) 855-7180.

Sincerely,

/s/ William R. Hardcastle, Jr.
William R. Hardcastle, Jr.
Chief Financial Officer
Westwood Holdings Group, Inc.

cc:	Terence O’Brien, Securities and Exchange Commission
Al Pavot, Securities and Exchange Commission
Sherry Haywood, Securities and Exchange Commission
Pam Long, Securities and Exchange Commission
Brian O. Casey, Westwood Holdings Group, Inc.
Julie Gerron, Westwood Holdings Group, Inc.
Bryn A. Sappington, Fulbright & Jaworski L.L.P.
Glen J. Hettinger, Fulbright & Jaworski L.L.P.